# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FATE THERAPEUTICS INC, CIK 0001434316
CUSIP: 31189P102
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 12278 Scripps Summitt Dr., San Diego, California (CA), 92131
Date of event which requires filing of this statement: 12/20/2024
Amends the filing with accession number 0001144204-18-041503
Filed by CIK 0001425738
Persons authorized to receive notices and communications: Joshua Garcia, Redmile Group, LLC, One Letterman Drive, Bldg D, Ste D3-300, San Francisco, California (CA), 94129, (415) 489-9980

## Reporting persons
- Redmile Group, LLC (CIK 0001425738): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 17,816,634; sole dispositive power 0; shared dispositive power 17,816,634; aggregate amount beneficially owned 17,816,634 (14.9% of the class)
  Comment: (1) The source of funds was working capital of certain private investment funds managed by Redmile Group, LLC, including RedCo II Master Fund, L.P. (the 'Redmile Funds').
  
  (2) The information in Item 5(a) relating to the shares of common stock, $0.001 par value per share, of the Issuer (the 'Common Stock') that are or may be deemed beneficially owned by the Reporting Persons (as defined in the preamble below) is incorporated by reference herein.
  
  (3) Percent of class calculated based on: (a) 113,894,333 shares of Common Stock outstanding on November 5, 2024, as disclosed in the Issuer's quarterly report on Form 10-Q for the quarterly period ended September 30, 2024 filed with the SEC on November 12, 2024 (the 'Form 10-Q'), plus (b) 112,227 shares of Common Stock issuable upon the exercise of the Options (as defined in Item 5(a) below), plus (c) 4,820,130 shares of Common Stock issuable upon conversion on a one-for-five basis of the shares of the Class A Preferred Stock held by the Redmile Funds, which due to the Preferred Beneficial Ownership Limitation (as described in Item 5(a) below) is the maximum number of shares that could be issued upon conversion of the Class A Preferred Stock plus (d) 30,110 shares of Common Stock issued upon the conversion of Class A Preferred Stock effected by certain Redmile Funds on December 12, 2024.
- Jeremy C. Green (CIK 0001650527): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 17,816,634; sole dispositive power 0; shared dispositive power 17,816,634; aggregate amount beneficially owned 17,816,634 (14.9% of the class)
  Comment: (1) The source of funds was working capital of the Redmile Funds.
  
  (2) The information in Item 5(a) relating to the shares of Common Stock that are or may be deemed beneficially owned by the Reporting Persons (as defined in the preamble below) is incorporated by reference herein.
  
  (3) Percent of class calculated based on: (a) 113,894,333 shares of Common Stock outstanding on November 5, 2024, as disclosed in the Issuer's Form 10-Q, plus (b) 112,227 shares of Common Stock issuable upon the exercise of the Options (as defined in Item 5(a) below), plus (c) 4,820,130 shares of Common Stock issuable upon conversion on a one-for-five basis of the shares of the Class A Preferred Stock held by the Redmile Funds, which due to the Preferred Beneficial Ownership Limitation (as described in Item 5(a) below) is the maximum number of shares that could be issued upon conversion of the Class A Preferred Stock plus (d) 30,110 shares of Common Stock issued upon the conversion of Class A Preferred Stock effected by certain Redmile Funds on December 12, 2024.
- RedCo II Master Fund, L.P. (CIK 0001921783): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 9,787,689; sole dispositive power 0; shared dispositive power 9,787,689; aggregate amount beneficially owned 9,787,689 (8.5% of the class)
  Comment: (1) The securities reported as beneficially owned by RedCo II Master Fund, L.P. ('RedCo II') in this Schedule 13D consist of the 8,977,624 shares of the Issuer's Common Stock that are directly held by RedCo II and the shares of Common Stock that could be issued to RedCo II upon the conversion of the Class A Preferred Stock held by RedCo II under the Preferred Beneficial Ownership Blocker (as defined in Item 5(a) below). Subject to the Preferred Beneficial Ownership Blocker, RedCo II may be deemed to beneficially own 810,065 shares of Common Stock issuable upon conversion on a one-for-five basis of the shares of the Class A Preferred Stock held by RedCo II. RedCo II also owns pre-funded warrants to purchase up to an aggregate of 3,691,324 shares of Common Stock, none of which are exercisable under the Warrant Beneficial Ownership Blocker (as defined in Item 5(a) below).
  
  (2) Percent of class calculated based on: (a) 113,894,333 shares of Common Stock outstanding on November 5, 2024, as disclosed in the Issuer's Form 10-Q, plus (b) 810,065 shares of Common Stock issuable upon conversion on a one-for-five basis of the shares of the Class A Preferred Stock held by the RedCo II, which due to the Preferred Beneficial Ownership Limitation (as described in Item 5(a) below) is the maximum number of shares that could be issued upon conversion of RedCo II's Class A Preferred Stock plus (c) 30,110 shares of Common Stock issued upon the conversion of Class A Preferred Stock effected by certain Redmile Funds on December 12, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: FATE THERAPEUTICS INC
Address of issuer's principal executive offices: 12278 Scripps Summitt Dr., San Diego, California (CA), 92131
Comment: This amendment No. 8 to Schedule 13D (this "Amendment No. 8") amends and supplements the Schedule 13D filed with the SEC on August 2, 2018, as previously amended and supplemented by amendment No. 1 to the Schedule 13D filed with the SEC on September 27, 2018, amendment No. 2 to the Schedule 13D filed with the SEC on September 17, 2019, amendment No. 3 to the Schedule 13D filed with the SEC on June 18, 2020, amendment No. 4 to the Schedule 13D filed with the SEC on January 12, 2021, amendment No. 5 to the Schedule 13D filed with the SEC on April 19, 2023, amendment No. 6 to the Schedule 13D filed with the SEC on December 26, 2023, and amendment No. 7 to the Schedule 13D filed with the SEC on March 25, 2024 (collectively, the "Prior Schedule 13D"), by Redmile Group, LLC, a Delaware limited liability company ("Redmile"), Jeremy C. Green, a citizen of the United Kingdom, and, from and after amendment No. 5, RedCo II Master Fund, L.P., a Cayman Island exempted limited partnership ("RedCo II" and collectively with Redmile and Mr. Green, the "Reporting Persons"), in each case, relating to the Common Stock of the Issuer. Capitalized terms used but not defined in this Amendment No. 8 shall have the meanings set forth in the Prior Schedule 13D. Except as specifically amended by this Amendment No. 8, the Schedule 13D is unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Prior Schedule 13D is hereby amended and supplemented by adding the following paragraph immediately after the last paragraph of Item 3:

On December 12, 2024, a private investment funds managed by Redmile was issued 30,110 shares of Common Stock upon the conversion of its 6,022 shares of non-voting Class A Convertible Preferred Stock of the Issuer (the "Class A Preferred Stock") held directly by such private investment vehicle.

On December 20, 2024 (the "Effective Date"), RedCo II completed cross trades with certain other private investment funds managed by Redmile (collectively with RedCo II, the "Redmile Funds") using its working capital to acquire (a) 1,084,936 shares of Common Stock at a price of $1.68 per share, and (b) 116,261 shares of the Issuer's Class A Preferred Stock at a price of $8.40 per share (which, based on the one-for-five conversion ratio, is a price of $1.68 per underlying Common Stock ). The reported transactions resulted in no profit to Redmile or Mr. Green and resulted in no change in the aggregate beneficial ownership of Redmile or Mr. Green.

On the Effective Date, RedCo II used its working capital to acquire 397,964 shares of Common Stock concurrent with the cross trades at a purchase price of $1.68 per share.

On the Effective Date, certain other Redmile Funds also sold 341,633 shares of Common Stock concurrent with the cross trades at the same price per share.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a), 5(b) and 5(c) of the Prior Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Persons includes the following: (i) 353,233 shares of Common Stock held by Redmile Capital Offshore II Master Fund, Ltd., (ii) 146,127 shares of Common Stock held by Redmile Strategic Trading Sub, Ltd., (iii) 1,253,227 shares of Common Stock held by Redmile Strategic Long Only Trading Sub, Ltd., (iv) 8,977,624 shares of Common Stock held by RedCo II, (v) 1,931,216 shares of Common Stock held by Redmile Biopharma Investments I, L.P., (vi) 107,103 shares of Common Stock held by RedCo I, L.P., and (vii) 104,416 shares of Common Stock held by RM Special Holdings 8, LLC. Redmile is the investment manager/adviser to each of the Redmile Funds and, in such capacity, exercises voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile and also may be deemed to be the beneficial owner of these shares. Redmile and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

The Reporting Persons may also be deemed to beneficially own: (i) 11,331 shares of Common Stock pursuant to certain restricted stock units that have vested or will vest within 60 days of the date of this filing, and (ii) 112,227 shares of Common Stock subject to options to purchase shares of Common Stock that are exercisable within 60 days of the date of this filing (the "Options"). The restricted stock units and Options were granted to Michael S. Lee, a managing director of Redmile, in connection with his service as a member of the Board of Directors of the Issuer. Pursuant to the policies of Redmile, Mr. Lee holds the restricted stock units and Options as a nominee on behalf, and for the sole benefit, of Redmile and has assigned all economic, pecuniary and voting rights in respect of the restricted stock units and Options to Redmile. Redmile and Mr. Green each disclaim beneficial ownership of the restricted stock units and Options, except to the extent of its or his pecuniary interest in the shares subject to such restricted stock units and Options, if any, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owner of such securities any purpose.

Subject to the Preferred Beneficial Ownership Blocker (as defined below), the Reporting Persons may also be deemed to beneficially own shares of Common Stock issuable upon conversion of the following: (i) 194,884 shares of the Issuer's Class A Preferred Stock held by Redmile Capital Fund, LP, (ii) 176,110 shares of Class A Preferred Stock held by Redmile Capital Offshore Master Fund, Ltd., (iii) 1,687,110 shares of Class A Preferred Stock held by Redmile Capital Offshore II Master Fund, Ltd., (iv) 162,426 shares of Class A Preferred Stock held by Redmile Strategic Trading Sub, Ltd., (v) 342,422 shares of Class A Preferred Stock held by Redmile Biopharma Investments I, L.P., (vi) 162,013 shares of Class A Preferred Stock held by RedCo II, and (vii) 30,121 shares of Class A Preferred Stock held by RM Special Holdings 8, LLC. The Class A Preferred Stock is convertible into shares of Common Stock on a one-for-five basis. Pursuant to the Certificate of Designation of Preferences, Rights and Limitations of Class A Convertible Preferred Stock (as amended and restated, the "Certificate of Designation"), the Issuer may not effect any conversion of the Class A Preferred Stock, and a holder of the Class A Preferred Stock does not have the right to convert any portion of the Class A Preferred Stock held by such holder, to the extent that, after giving effect to the attempted conversion set forth in a notice of conversion, such holder, together with such holder's affiliates and any other person whose beneficial ownership of Common Stock would be aggregated with such holder's for purposes of Section 13(d) or Section 16 of the Act, and the applicable regulations of the SEC, including any "group" of which such holder is a member, would beneficially own a number of shares of Common Stock in excess of the Preferred Beneficial Ownership Limitation (the "Preferred Beneficial Ownership Blocker"). The "Preferred Beneficial Ownership Limitation" is 14.99% of the shares of Common Stock then issued and outstanding, which percentage may be changed at a holder's election upon 61 days' notice to the Issuer. Due to the Preferred Beneficial Ownership Limitation, 964,026 shares of Class A Preferred Stock (representing 4,820,130 shares of underlying Common Stock) is the maximum number of shares that could be converted by the Redmile Funds out of the aggregate 2,755,086 shares of Class A Preferred Stock held by the Redmile Funds as of the date of this filing. Due to the Preferred Beneficial Ownership Limitation, all 162,013 shares of Class A Preferred Stock (representing 810,065 shares of underlying Common Stock) may be converted by RedCo II as of the date of this filing.

Subject to the Warrant Beneficial Ownership Blocker (as defined below), the Reporting Persons may also be deemed to beneficially own shares of Common Stock issuable upon exercise of pre-funded warrants (the "Pre-Funded Warrants") to purchase (i) 202,350 shares of Common Stock held by Redmile Strategic Trading Sub, Ltd., and (ii) 3,691,324 shares of Common Stock held by RedCo II. The Pre-Funded Warrants are exercisable at a price of $0.001 per share. Pursuant to the terms of the Pre-Funded Warrants, the Issuer shall not effect any exercise of, and a holder of a Pre-Funded Warrant shall not be entitled to exercise, the Pre-Funded Warrant held by such holder for a number of shares of Common Stock in excess of the number of shares of Common Stock which, upon giving effect or immediately prior to such exercise, would cause (x) the aggregate number of shares of Common Stock beneficially owned by such holder, such holder's affiliates and any other persons whose beneficial ownership of Common Stock would be aggregated with such holder's for purposes of Section 13(d) of the Act to exceed the Maximum Percentage (as defined below) of the total number of issued and outstanding shares of Common Stock following such exercise, or (y) the combined voting power of the securities of the Issuer beneficially owned by such holder and its affiliates and any other persons whose beneficial ownership of Common Stock would be aggregated with such holder's for purposes of Section 13(d) of the Act to exceed the Maximum Percentage of the combined voting power of all of the securities of the Issuer then outstanding following such exercise (the "Warrant Beneficial Ownership Blocker"). The "Maximum Percentage" is 9.99%, which percentage may be changed to up to 19.99% at a holder's election upon at least 61 days' notice to the Issuer. Because the percentage of shares of Common Stock held directly by the Redmile Funds at the time of this filing exceeds 9.99% in the aggregate, the exercise of the Pre-Funded Warrants held by any Redmile Funds are limited in their entirety by the Warrant Beneficial Ownership Blocker and the Reporting Persons therefore cannot be deemed to have beneficial ownership of any of the shares of Common Stock issuable upon exercise of the Pre-Funded Warrants and such shares have not been included in the aggregate amount of securities reported in this Schedule 13D.

For purposes of this Schedule 13D, the percent of class for Redmile and Jeremy Green was calculated based on: (a) 113,894,333 shares of Common Stock outstanding on November 5, 2024, as disclosed in the Issuer's quarterly report on Form 10-Q for the quarterly period ended September 30, 2024 filed with the SEC on November 12, 2024 (the "Form 10-Q"), plus (b) 112,227 shares of Common Stock issuable upon the exercise of the Options, plus (c) 4,820,130 shares of Common Stock issuable upon conversion on a one-for-five basis of the shares of the Class A Preferred Stock held by the Redmile Funds, which due to the Preferred Beneficial Ownership Limitation is the maximum number of shares that could be issued upon conversion of the Class A Preferred Stock plus (d) 30,110 shares of Common Stock issued upon the conversion of Class A Preferred Stock effected by certain Redmile Funds on December 12, 2024.

For purposes of this Schedule 13D, the percent of class for RedCo II was calculated based on: (a) 113,894,333 shares of Common Stock outstanding on November 5, 2024, as disclosed in the Issuer's Form 10-Q, plus (b) 810,065 shares of Common Stock issuable upon conversion on a one-for-five basis of the shares of the Class A Preferred Stock held by RedCo II, which due to the Preferred Beneficial Ownership Limitation is the maximum number of shares that could be issued upon conversion of the Class A Preferred Stock plus (c) 30,110 shares of Common Stock issued upon the conversion of Class A Preferred Stock effected by certain Redmile Funds on December 12, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose:
Redmile Group, LLC:
(1) Sole Voting Power: 0
(2) Shared Voting Power: 17,816,634
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 17,816,634

Jeremy C. Green:
(1) Sole Voting Power: 0
(2) Shared Voting Power: 17,816,634
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 17,816,634

RedCo II Master Fund, L.P.:
(1) Sole Voting Power: 0
(2) Shared Voting Power: 9,787,689
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 9,787,689
Transactions in the class effected during the past sixty days: (c) The information in Item 3 relating to the conversion, cross trade, purchase and sales transactions by the Redmile Funds of the Common Stock and Class A Preferred Stock in the private placement and the information in Item 6 below regarding swap settlements is incorporated herein by reference. No other transactions have been effected by the Reporting Persons during the past sixty days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The paragraph under the heading "Swap Settlement" is hereby added after the last paragraph in Item 6 of the Prior Schedule 13D:

Swap Settlement

On the Effective Date, certain Redmile Funds, including RedCo II, closed out a portion of their swaps representing 56,331 notional shares of the Issuer concurrent with the cross trades for cash consideration based on the same underlying price of the Common Stock ($1.68) in accordance with the terms of the swap agreements. The Reporting Persons have the right to terminate and close out the swap agreements at any time. The reference price associated with the swap agreements is $3.02. Upon settlement of each swap agreement, either (i) the counterparty will pay to the applicable Redmile Fund an amount in cash determined in part by reference to any increase between the reference price and the market value of the notional number of shares of Common Stock subject to the swap agreement, or (ii) the applicable Redmile Fund will pay to the counterparty an amount in cash determined in part by reference to any decrease between the reference price and the market value of the notional number of shares of Common Stock subject to the swap agreement. The swap agreements do not give the applicable Redmile Funds or the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim beneficial ownership in securities to which such swap agreements relate. The counterparties to the swap agreements held by the Redmile Funds are unaffiliated third-party financial institutions.

## Signatures
- Redmile Group, LLC: /s/ Jeremy C. Green, Jeremy C. Green/Managing Member (12/26/2024)
- Jeremy C. Green: /s/ Jeremy C. Green, Jeremy C. Green (12/26/2024)
- RedCo II Master Fund, L.P.: /s/ Jeremy C. Green - REDCO II (GP), LLC, ITS GENERAL PARTNER, Jeremy C. Green/Managing Member (12/26/2024)